UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

For Immediate Release

ASUR 4Q14 PASSENGER TRAFFIC UP 14.05% YOY

México D.F., February 23, 2015 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three-and twelve-month periods ended December 31, 2014.

4Q14 Highlights1:

•	EBITDA[2] increased by 19.52% to Ps.910.49 million
•	Total passenger traffic was up 14.05%
•	Total revenues increased by 14.01%, reflecting increases of 12.88% in aeronautical revenues, 14.52% in non-aeronautical revenues, and 16.09% in construction services revenues
•	Commercial revenues per passenger increased by 1.19% to Ps.76.28
•	Operating profit increased by 21.41%
•	EBITDA margin rose to 54.02% from 51.53% in 4Q13.

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and twelve-month periods ended December 31, 2014, and the equivalent three- and twelve-month periods ended December 31, 2013. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.14.7414.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 4Q14, Page 1 of 20

Passenger Traffic

Total passenger traffic for the fourth quarter of 2014 increased year-over-year by 14.05%, reflecting increases of 14.22% in domestic passenger traffic and 13.90% in international passenger traffic.

The 14.22% growth in domestic passenger traffic was driven by increases at all of ASUR’s airports. The 13.90% growth in international passenger traffic resulted mainly from an increase of 14.59% in traffic at Cancun airport.

Passenger traffic for FY14 increased by 9.86%, reflecting increases of 9.85% in domestic passenger traffic and 9.86% in international passenger traffic.

Table I: Domestic Passengers (in thousands)

Airport	4Q13	4Q14	% Change	FY 2013	FY 2014	% Change
Cancún	1,224.9	1,385.0	13.07	5,071.7	5,483.5	8.12
Cozumel	19.8	26.0	31.31	82.8	85.1	2.78
Huatulco	87.3	123.2	41.12	385.9	415.9	7.77
Mérida	336.1	362.8	7.94	1,198.7	1,319.6	10.09
Minatitlán	51.6	60.5	17.25	167.0	225.9	35.27
Oaxaca	123.8	138.5	11.87	454.0	484.8	6.78
Tapachula	42.8	49.9	16.59	147.6	163.7	10.91
Veracruz	247.9	288.4	16.34	915.4	1,063.5	16.18
Villahermosa	258.0	298.0	15.50	952.3	1,057.0	10.99
TOTAL	2,392.2	2,732.3	14.22	9,375.4	10,299.0	9.85

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	4Q13	4Q14	% Change	FY 2013	FY 2014	% Change
Cancún	2,481.8	2,844.0	14.59	10,890.5	11,971.9	9.93
Cozumel	73.4	77.4	5.45	367.1	429.4	16.97
Huatulco	23.2	23.7	2.16	98.8	103.8	5.06
Mérida	29.0	28.7	(1.03)	117.6	117.3	(0.26)
Minatitlán	2.1	2.3	9.52	7.9	8.9	12.66
Oaxaca	12.7	12.7	0.00	56.4	57.5	1.95
Tapachula	2.7	2.5	(7.41)	8.7	11.5	32.18
Veracruz	22.5	27.9	24.00	95.5	94.0	(1.57)
Villahermosa	16.8	15.2	(9.52)	62.2	64.3	3.38
TOTAL	2,664.2	3,034.4	13.90	11,704.7	12,858.6	9.86

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 4Q14, Page 2 of 20

Table III: Total Passengers (in thousands)

Airport	4Q13	4Q14	% Change	FY 2013	FY 2014	% Change
Cancún	3,706.7	4,229.0	14.09	15,962.2	17,455.4	9.35
Cozumel	93.2	103.4	10.94	449.9	514.5	14.36
Huatulco	110.5	146.9	32.94	484.7	519.7	7.22
Mérida	365.1	391.5	7.23	1,316.3	1,436.9	9.16
Minatitlán	53.7	62.8	16.95	174.9	234.8	34.25
Oaxaca	136.5	151.2	10.77	510.4	542.3	6.25
Tapachula	45.5	52.4	15.16	156.3	175.2	12.09
Veracruz	270.4	316.3	16.97	1,010.9	1,157.5	14.50
Villahermosa	274.8	313.2	13.97	1,014.5	1,121.3	10.53
TOTAL	5,056.4	5,766.7	14.05	21,080.1	23,157.6	9.86

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q14

Total revenues for 4Q14 increased year-over-year by 14.01% to Ps.1,685.46 million. This was mainly due to increases of:

•	12.88% in revenues from aeronautical services, mainly as a result of the 14.05% increase in passenger traffic;

•	14.52% in revenues from non-aeronautical services, principally reflecting the 15.48% increase in commercial revenues detailed below.

•	16.09% in revenues from construction services that resulted from higher capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 15.48% year-over-year during 4Q14, principally due to a 14.05% increase in total passenger traffic. There were increases in revenues from the following activities:

•	13.94% in duty free;
•	11.12% in retail operations;
•	21.39% in food and beverage;
•	28.11% in other revenue;
•	20.45% in car rental revenues;
•	28.03% in parking lot fees;

ASUR 4Q14, Page 3 of 20

•	28.16% in banking and currency exchange services;
•	15.48% in ground transportation; and
•	2.98% in advertising.

Teleservices revenues, however, declined 1.26% year-over-year.

Retail and Other Commercial Space
Opened since December 31, 2013

Business Name	Type	Opening Date
Cancun
Oakley	Retail	January 2014
Secure Wrap	Retail	February 2014
Sunglass Hut	Retail	March 2014
Sunglass Hut	Retail	March 2014
Sunglass Hut	Retail	March 2014
Blanc Du Nil	Retail	March 2014
Tequileria	Duty Free	May 2014
U-Save	Car Rental	June 2014
Wayan Natural	Retail	June 2014
Cronometria	Retail	June 2014
Harley Davidson	Retail	June 2014
Cinco Soles	Retail	June 2014
Nexus Tours	Tour Operator	July 2014
MOBO	Retail	July 2014
Iberoservice	Tour Operator	July 2014
Boutique	Duty Paid	August 2014
Best Day	Tour Operator	August 2014
Tax Free	Services	September 2014
Senior Frogs	Retail	October 2014
Abito	Retail	November 2014
Banamex (4 ATMs)	Banking	November 2014
MOBO	Retail	December 2014
Sunglass Hut	Retail	December 2014
Island Cabo	Retail	December 2014
Kipling	Retail	December 2014
Cinco Soles	Retail	December 2014
Lomas Travel	Tour Operator	December 2014
AY GUEY	Retail	December 2014
Harley Davidson	Retail	December 2014
Tiendas de Conveniencia	Retail	December 2014
Lacoste	Retail	December 2014
Farmacias	Retail	December 2014

ASUR 4Q14, Page 4 of 20

Business Name	Type	Opening Date
Merida
Abito	Retail	March 2014
El Mestizo	Retail	August 2014
Banamex	Banking	October 2014
Salon VIP	Business Lounge	October 2014
Veracruz
Sunglass Hut	Retail	February 2014
Banamex	Banking	November 2014
Villahermosa
Sunglass Hut	Retail	March 2014
Salon VIP	Business Lounge	October 2014
Banamex	Banking	November 2014
Cozumel
FOX	Car Rental	May 2014
Sunglass Hut	Retail	May 2014
Secure Wrap	Retail	December 2014
Banamex	Banking	December 2014
NLG Services	Business Lounge	December 2014
Oaxaca
Sunglass Hut	Retail	February 2014
Banamex	Banking	December 2014
Alamo	Car Rental	December 2014
Huatulco
Sunglass Hut	Retail	March 2014
Banamex	Banking	October 2014
Minatitlán
Sunglass Hut	Retail	March 2014

Table IV: Commercial Revenues per Passenger for 4Q14

	4Q13	4Q14	% Change
Total Passengers (‘000)	5,096	5,815	14.12
Total Commercial Revenues	384,139	443,586	15.48
Commercial revenues from direct operations (1)	92,805	100,123	7.89
Commercial revenues excluding direct operations	291,334	343,463	17.89

ASUR 4Q14, Page 5 of 20

	4Q13	4Q14	% Change
Total Commercial Revenue per Passenger	75.38	76.28	1.19
Commercial revenue from direct operations per passenger (1)	18.21	17.22	(5.44)
Commercial revenue per passenger (excluding direct operations)	57.17	59.06	3.31

Note: For purposes of this table, approximately 39,220 and 47,800 transit and general aviation passengers are included in 4Q13 and 4Q14, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the relevant period. During 4Q14, ASUR recognized Ps.345.51 million in revenues from “Construction Services”, a 16.09% year-on-year increase reflecting higher capital expenditures in concessioned assets. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, this does not have an impact on EBITDA.

Total operating costs and expenses for 4Q14 rose 8.11% year-over-year, primarily due to the following increases:

•	16.09% in construction costs, reflecting higher levels of capital improvements made to concessioned assets during the period;

•	19.27% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	13.42% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	7.82% in depreciation and amortization, resulting mainly from capitalized investments.

ASUR 4Q14, Page 6 of 20

These increases were partially offset by the 8.02% decline in administrative expenses, principally reflecting professional fees in connection to the Puerto Rico airport in 4Q13, as well as lower lease payments, security and maintenance expenses in 4Q14. Cost of services also declined 0.31% during the period.

Table V: Operating Costs and Expenses for 4Q14

	4Q13	4Q14	% Change
Cost of Services	279,603	278,730	(0.31)
Construction Costs	297,619	345,514	16.09
Administrative	44,965	41,360	(8.02)
Technical Assistance	40,213	47,963	19.27
Concession Fees	54,136	61,403	13.42
Depreciation and Amortization	106,199	114,508	7.82
TOTAL	822,735	889,478	8.11

Operating margin for the quarter rose to 47.23% from 44.35% in 4Q13, reflecting increases of 14.01% revenues and 8.11% in expenses.

Comprehensive Financing Gain (Loss) for 4Q14 was a Ps.106.75 million loss, compared to a Ps.35.23 million gain in 4Q13. This was principally due to a foreign exchange loss of Ps.126.96 million in 4Q14 resulting from the impact of the 9.74% depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position as compared to an appreciation of 0.69% in 4Q13.

In addition, ASUR recorded a Ps.144.71 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Table VI: Comprehensive Financing Result (Cost)

	4Q13	4Q14	Change	% Change
Interest income	41,647	40,612	(1,034)	(2.48)
Interest expenses	(19,904)	(20,403)	(499)	2.51
Foreign exchange gain (loss), net	13,486	(126,961)	(140,447)	(1,041.42)
Total	35,229	(106,752)	(141,981)	(403.03)

ASUR 4Q14, Page 7 of 20

Income (Loss) from Equity Investment in Joint Venture.

In July 2012, the Puerto Rico Ports Authority granted Aerostar, ASUR’s joint venture with Highstar Capital IV and its affiliated funds, a 40-year concession to operate the Luis Muñoz Marín International Airport in Puerto Rico (“SJU”) under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was consummated and Aerostar began operating the SJU Airport. During 1Q13, our Cancun airport subsidiary made a US$118.00 million capital contribution to Aerostar corresponding to its 50% membership interest in Aerostar. ASUR accounts for its ownership stake in Aerostar through the equity method, in accordance with IFRS. In addition, in 1Q13, ASUR made a US$100.00 million subordinated shareholder loan to Aerostar, which amounted to US$106.34 million as of December 31, 2014, reflecting the capitalization of accrued interest.

During 4Q14, our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net loss of Ps.17.30 million. In addition, ASUR recorded a Ps.144.71 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar in 4Q14. In 4Q13, ASUR reported a net loss of Ps.48.54 million from our equity in the income of Aerostar and a Ps.10.22 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements in connection with the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar.

The remodeling of terminal “B” of SJU airport was completed within the year as planned, and was reopened on November 2014. The company expects to start the remodeling process of Terminal C during the first quarter of 2015.

During 4Q14, total passenger traffic at SJU airport increased 2.38% to 1,994,854 from 1,948,410 in 4Q13.

Income Taxes.

On January 1, 2014, a comprehensive Income Tax Law reform package entered into effect, repealing the IETU tax and causing the cancellation of deferred IETU. As a result, ASUR completed a financial valuation of its subsidiaries that were subject to this tax and now must recognize a deferred income tax.

Income taxes for 4Q14 increased by Ps.161.31 million year-over-year, principally due to the following factors:

ASUR 4Q14, Page 8 of 20

•	A Ps.50.75 million increase in the provision for income taxes, reflecting a higher taxable income base at the Veracruz and Cancun airports.

•	A Ps.313.73 million decline in deferred income taxes reflecting the recognition of the effects of inflation in the residual value of assets at the Veracruz and Villahermosa airports as a result of the repeal of the IETU Law and the increase in the applicable tax rate to 30% from 28% according to the new provisions of the Income Tax Law as of January 1, 2014.

•	A Ps.420.22 million decrease in deferred IETU due to the repeal of the IETU Law.

Net income for 4Q14 declined by 20.42% to Ps.513.23 million from Ps.644.89 million in 4Q13. Earnings per common share for the quarter were Ps.1.7108, or earnings per ADS (EPADS) of US$1.1605 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.2.1496, or EPADS of US$1.4582, for the same period last year. This decline principally reflects a foreign exchange loss of Ps.126.96 million in 4Q14 compared to a Ps.13.49 million foreign exchange gain in 4Q13, as well as a Ps.420.21 million benefit reported in 4Q13 from the cancellation of deferred IETU that did not occur in FY14. Net income benefited from the 21.41% increase in operating profit and the lower loss in 4Q14 from ASUR’s participation in Aerostar, the joint venture to operate SJU airport, of Ps.17.30 million compared to a loss of Ps.48.54 million reported in the same period in 2013.

Table VII: Summary of Consolidated Results for 4Q14

	4Q13	4Q14	% Change
Total Revenues	1,478,326	1,685,458	14.01
Aeronautical Services	741,657	837,157	12.88
Non-Aeronautical Services	439,050	502,787	14.52
Commercial Revenues	384,139	443,586	15.48
Construction Services	297,619	345,514	16.09
Operating Profit	655,591	795,980	21.41
Operating Margin %	44.35%	47.23%	6.49%
EBITDA	761,790	910,488	19.52
EBITDA Margin %	51.53%	54.02%	4.83%
Net Income	644,894	513,230	(20.42)
Earnings per Share	2.1496	1.7108	(20.42)
Earnings per ADS in US$	1.4582	1.1605	(20.42)

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.14.7414.

ASUR 4Q14, Page 9 of 20

Consolidated Results for FY14

Total revenues for FY14 increased year-over-year by 7.95% to Ps.5,879.16 million, mainly due to the following increases:

•	7.90% in revenues from aeronautical services as a result of the 9.86% increase in passenger traffic during the period;

•	11.05% in revenues from non-aeronautical services, principally as a result of the 11.30% increase in commercial revenues detailed below.

These increases were partially offset by a 1.16% decline in construction services due to lower capital investments during the period. Notwithstanding, ASUR has entered into contracts and paid the corresponding advances during the period, thus meeting all investment commitments undertaken under its Master Development Plan.

Commercial revenues for FY14 rose by 11.30% year-over-year, principally as a result of revenue increases in the following areas:

•         9.84% in retail operations;

•         4.00% in duty-free stores;

•         19.98% in food and beverage;

•         16.57% in car rentals;

•	24.27% in other income;
•	3.24% in advertising;

•         20.73% in parking lot fees;

•         19.61% in banking and currency exchange services;

•         15.15% in ground transportation services; and

•         5.35% in teleservices.

Table VIII: Commercial Revenues per Passenger for FY14

(	FY13	FY14	% Change
Total Passengers *(‘000)	21,248	23,340	9.85
Total Commercial Revenues	1,566,528	1,743,486	11.30
Commercial revenues from direct operations (1)	370,396	411,681	11.15
Commercial revenues excluding direct operations	1,196,132	1,331,805	11.34

ASUR 4Q14, Page 10 of 20

	FY13	FY14	% Change
Total Commercial Revenue per Passenger	73.73	74.70	1.32
Commercial revenue from direct operations per passenger (1)	17.43	17.64	1.20
Commercial revenue per passenger (excluding direct operations)	56.30	57.06	1.35

* For purposes of this table, approximately 168,200 and 182,700 transit and general aviation passengers are included for FY13 and FY14, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Total operating costs and expenses for FY14 rose by 5.56% year-on-year. This was primarily due to the following increases:

•         8.66% in cost of services, principally due to the reopening of Terminal 1 at Cancun Airport in November 2013, as well as the higher cost of sales derived from the increase in sales at convenience stores directly operated by ASUR. The increase also reflects higher software license and professional fees, as well as higher maintenance and security expenses.

•         9.90% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	8.53% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee); and

•	8.60% in depreciation and amortization, resulting mainly from higher capitalized investments.

These increases more than offset the following declines:

•	4.66% in administrative expenses, principally reflecting professional fees and travel expenses paid in FY13 in connection with SJU airport. The decline also reflects lower lease payments and security fees during FY14.

•	1.16% in construction costs, reflecting lower committed improvements made to concessioned assets during the period. Notwithstanding, ASUR has entered into contracts and paid the corresponding advances during the period, thus meeting all investment commitments undertaken under its Master Development Plan.

ASUR 4Q14, Page 11 of 20

Table IX: Operating Costs and Expenses for FY14

	FY13	FY14	% Change
Cost of Services	995,157	1,081,375	8.66
Construction Costs	586,596	579,774	(1.16)
Administrative	178,559	170,231	(4.66)
Technical Assistance	173,259	190,419	9.90
Concession Fees	223,132	242,165	8.53
Depreciation and Amortization	418,273	454,265	8.60
TOTAL	2,574,976	2,718,229	5.56

Operating margin increased to 53.77% in FY14, from 52.72% in FY13. This was mainly the result of the 7.95% increase in revenues which more than offset the 5.56% increase in operating expenses for the period.

Comprehensive Financing Gain (Loss) for FY14 was a Ps.114.98 million loss, compared to a Ps.18.64 million gain in FY13, principally due to a Ps.154.53 million foreign exchange loss in FY14 resulting from the impact of the 12.66% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position. This compares with a Ps.41.11 million foreign exchange loss in FY13 resulting from the impact of the 5.85% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position.

In addition, ASUR recorded a Ps.183.62 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Interest income declined by Ps.14.67 million year-on-year reflecting lower income from short-term investments resulting from the decline in cash balance during the period related to the dividend payment in December 2013. Interest expense increased by Ps.5.52 million, reflecting the disbursement of loans from BBVA Bancomer and Merrill Lynch in February 2013.

Table X: Comprehensive Financing Gain (Loss)

	FY13	FY14	Change	% Change
Interest income	136,043	121,369	(14,674)	(10.79)
Interest expenses	(76,291)	(81,814)	(5,522)	7.24
Foreign exchange gain (loss), net	(41,111)	(154,532)	(113,421)	275.89
Total	18,641	(114,977)	(133,618)	(716.81)

ASUR 4Q14, Page 12 of 20

Income (Loss) from Equity Investment in Joint Venture.

During FY14, our equity in the income of Aerostar was a net income of Ps.36.45 million. In addition, ASUR recorded a Ps.183.62 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the 12.66% depreciation of the peso against the U.S. dollar.

From February 28, 2013 to December 30, 2013 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net loss of Ps.143.45 million, principally due to Ps.113.8 million in one-off costs resulting from all expenses incurred during the more than two years in which ASUR was involved in the bidding process for the privatization of SJU airport, including market research, preparation of all bidding documentation, obtaining the Part 139 Certificate from the FAA, advisory, legal, consulting, and debt financing fees, as well as all other costs incurred until the first day of operations under Aerostar’s management; together with an operational loss of Ps.29.65 million generated between February 28, 2013 until December 30, 2013. In addition, ASUR recorded a Ps.36.41 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements, in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Total passenger traffic at SJU for FY14 was 8,600,413.

Net income for FY14 declined by 0.57% to Ps.2,283.72 million. Earnings per common share for the twelve-month period were Ps.7.6124 or earnings per ADSs (EPADS) of US$5.1640 (one ADS represents ten series B common shares). This compares with Ps.7.6562, or EPADS of US$5.1937, for FY13. This decline principally reflects a foreign exchange loss of Ps.154.53 million in 2014 compared with a foreign exchange loss of Ps.41.11 million a year ago, as well as a Ps.404.13 million benefit reported in 2013 resulting from the cancellation of the IETU tax. Net income for the year benefitted from the 10.09% increase in operating profit and also reflects Ps.36.45 million of equity in income corresponding to ASUR’s participation in Aerostar, the joint venture to operate SJU airport, compared to equity in loss of Ps.143.45 million reported in the same year-ago period.

ASUR 4Q14, Page 13 of 20

Table XI: Summary of Consolidated Results for FY14

	FY13	FY14	% Change
Total Revenues	5,446,086	5,879,163	7.95
Aeronautical Services	3,076,737	3,319,672	7.90
Non-Aeronautical Services	1,782,753	1,979,717	11.05
Commercial Revenues	1,566,528	1,743,486	11.30
Construction Services	586,596	579,774	(1.16)
Operating Profit	2,871,110	3,160,934	10.09
Operating Margin %	52.72%	53.77%	1.99%
EBITDA	3,289,383	3,615,199	9.91
EBITDA Margin %	60.40%	61.49%	1.81%
Net Income	2,296,873	2,283,724	(0.57)
Earnings per Share	7.6562	7.6124	(0.57)
Earnings per ADS in US$	5.1937	5.1640	(0.57)

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.14.7414

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY14 were Ps.3,433.22 million, resulting in an annual average tariff per workload unit of Ps.144.88. ASUR’s regulated revenues accounted for approximately 58.40% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On December 31, 2014, airport concessions represented 69.01% of the Company’s total assets, with current assets representing 16.32% and other assets representing 14.67%.

Cash and cash equivalents on December 31, 2014, were Ps.2,855.36 million, a 126.69% increase from the Ps.1,259.56 million in cash and cash equivalents recorded on December 31, 2013.

Shareholders’ equity at the close of 4Q14 was Ps.18,751.10 million and total liabilities were Ps.5,173.43 million, representing 78.38% and 21.62% of total assets, respectively. Deferred liabilities represented 31.20% of the Company’s total liabilities.

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Total bank debt at December 31, 2014 was Ps.3,187.30 million, including Ps.17.90 million in accrued interest and commissions.

Capital Expenditures

During 4Q14, ASUR made investments of Ps.835.88 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During FY14, capital expenditures totaled Ps.1,156.31 million.

4Q14 Earnings Conference Call

Day:	Tuesday, February 24, 2015

Time:	10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number:	1-888-797-2983 (US & Canada) and 1-913-312-4375 (International & Mexico)

Access Code:	1889133

Please dial in 10 minutes before the scheduled start time.

Replay:	Tuesday, February 24, 2015 at 1:00 PM US ET, ending at midnight US ET on Tuesday, March 3, 2015. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 1889133

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

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About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) Series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 23, 2015